Brandon Metcalf
CEO & Founder at Place Technology
1w • Edited •

18 investments

12 months

That's how many Fares Ksebati has made via WeFunder

Place being #18

What's his criteria?

Why Place?

He created this video that explains it with plain English.

Check it out!

#investment #finance


HOW TO INVEST
IN STARTUPS

18th Startup Investment in 12 Months
youtube.com

17 • 3 comments